Exhibit 12.1

HealthSouth Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized), the estimated interest portion of rents, and dividends on our convertible perpetual preferred stock.

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	(As Adjusted) (3)
	(In Millions)
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$95.0	$159.5	$229.4	$234.0	$234.2	$210.9
Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	1.0	1.9	45.9	103.7	108.4	103.2
Interest element of rentals (1)	16.8	22.3	22.7	22.9	22.4	24.2

Total fixed charges	112.8	183.7	298.0	360.6	365.0	338.3
Dividend requirements on convertible perpetual preferred stock (2)	27.1	36.2	35.7	23.2	—	—

Total combined fixed charges and preferred stock dividends	$139.9	$219.9	$333.7	$383.8	$365.0	$338.3

COMPUTATION OF EARNINGS:
Pre-tax income (loss) from continuing operations before equity in net income of nonconsolidated affiliates	$85.1	$184.6	$(102.8)	$(497.9)	$(332.2)	$(48.1)
Fixed charges	112.8	183.7	298.0	360.6	365.0	338.3
Distributed income of equity investees	6.5	10.9	5.3	6.1	11.4	6.9
Interest capitalized	—	—	—	—	—	(8.4)

Total earnings	$204.4	$379.2	$200.5	$(131.2)	$44.2	$288.7

RATIO OF EARNINGS TO FIXED CHARGES	1.81	2.06	*	*	*	*

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.46	1.72	**	**	**	**

(1)	Management has determined the interest component of rent expense to be 33%.
(2)	Grossed up to pre-tax based on 39.1%, 39.1%, 37.3%, and 4.4% effective tax rates for the nine months ended September 30, 2009 and the years ended December 31, 2008, 2007, and 2006, respectively.
(3)

Amounts have been recast for the adoption of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, and for certain properties reclassified as discontinued operations during the first quarter of 2009. See Note 1, Summary of Significant Accounting Policies, and Note 16, Assets Held for Sale and Results of Discontinued Operations, to the consolidated financial statements included as Exhibit 99.4 to the Current Report on Form 8-K filed on November 16, 2009.

*	For the years ended December 31, 2007, 2006, 2005, and 2004, the Company had an earnings-to-fixed charges coverage deficiency of approximately $97.5 million, $491.8 million, $320.8 million, and $49.6 million, respectively.
**	For the years ended December 31, 2007, 2006, 2005, and 2004, the Company had an earnings-to-combined fixed charges and preferred stock dividends coverage deficiency of approximately $133.2 million, $515.0 million, $320.8 million, and $49.6 million, respectively.